CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-182417 on Form N-1A of our report dated September 29, 2022, relating to the financial statements and financial highlights of the Anfield Universal Fixed Income ETF (the “Fund”), appearing in the Annual Report on Form N-CSR of the Fund for the year ended July 31, 2022, and to the references to us under the headings “Fund Service Providers”, “Financial Highlights”, and "Independent Registered Public Accounting Firm" in the Prospectus, and "Independent Registered Public Accounting Firm" and “Policies and Procedures For Disclosure Of Portfolio Holdings” in the Statement of Additional Information, which are part of such Registration Statement.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP

Costa Mesa, California

November 23, 2022